UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number 001-08106

A.	Full title of the plan and the address of the plan, if different from that of the issuer Named below:

The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MasTec, Inc.

800 S. Douglas Road, Suite 1200

Coral Gables, FL 33134

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

The MasTec, Inc. 401(k) Retirement Plan

Coral Gables, Florida

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2010 and December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year), schedule of delinquent deposits of participant contributions, and schedule of reportable transactions as of December 31, 2010 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Certified Public Accountants

Miami, Florida

June 28, 2011

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

Investments, at fair value	$25,224,861	$22,648,467
Receivables:
Contributions from employer	144,068	95,708
Contributions from plan participants	39,788	102,745
Notes receivable from plan participants	1,033,641	928,969
Payables:
Refunds to plan participants	(114,578)	(228,619)
Accrued plan expenses	(64,300)	—

Net assets available for benefits	$26,263,480	$23,547,270

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2010

Additions to net assets available for benefits attributed to:

Investment income:
Net appreciation in fair value of investments	$2,270,388
Dividend and interest income	246,150
Other investment income	54,307

Total investment income	2,570,845

Interest income on notes receivable from plan participants	46,820

Contributions:
Employer	467,974
Participants	2,335,061
Transfer of assets from Globetec Construction, LLC 401(k) Plan	434,270
Rollover and other	266,129

Total contributions	3,503,434

Total additions	6,121,099

Deductions to net assets available for benefits attributed to:
Benefits paid to participants	(3,254,998)
Administrative expenses	(149,891)

Total deductions	(3,404,889)

Net increase in net assets available for benefits	2,716,210
Net assets available for benefits at beginning of year	23,547,270

Net assets available for benefits at end of year	$26,263,480

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2010

NOTE A — DESCRIPTION OF PLAN

Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the “Plan”), as amended, provides only general information. The assets of the GlobeTec Construction, LLC 401(k) Plan were transferred into the Plan effective April 1, 2010. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. (the “Company”) who have completed at least six months of service. Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Each year, participants may elect to defer from 1% to 75% of pretax annual compensation received during the year, subject to certain limitations as defined by the Plan. Participants may contribute amounts representing distributions from other qualified defined contribution or defined benefit plans at the discretion of the Plan administrator. The Company, at its option, may make discretionary matching contributions for participants. Beginning with the first quarter of 2006, the Company re-instated its employer match program. The match is the lesser of 1% of the employee’s salary or 100% of the employee’s contribution to the Plan. The match is credited on a quarterly basis with payments made in the Company’s common stock.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits. Participants’ pre-tax contribution limit is $16,500 for 2010 and 2009. Also, participants who have attained age 50 during the calendar year are eligible to make catch-up contributions to the Plan. The IRS limit for catch-up contribution amount is $5,500 for 2010 and 2009.

Upon enrollment, a participant may direct employee contributions, in 1% increments, to any of the Plan’s fund options. Participants may change their investment options daily.

The Company’s discretionary contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company. The Company’s matching contribution is in the form of the Company’s common stock and is not subject to participant direction. During the year ended December 31, 2010, there were no discretionary contributions made to the Plan.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and the Plan’s investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon distribution of the account to a participant who separates from service before vesting, the portion of the account attributable to the Company’s contributions is forfeited. Forfeited balances of participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2010

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.

Vesting in the Company’s contributed portions of their account plus actual earnings thereon is based on the years of vesting service. A Plan year during which an employee works at least 1,000 hours is counted as one year of vesting service. This is based upon the following gradual vesting scale:

Years of Service	Percentage
1	33%
2	66%
3 or more	100%

A participant also becomes 100% vested in the remainder of his or her account upon the occurrence of any of the following events:

(a)	The participant dies while in service as an employee;

(b)	The participant becomes totally and permanently disabled while still in service as an employee; or

(c)	The Plan is terminated by the Company.

Forfeitures

Forfeitures of nonvested participant account balances are allocated to the general funds of the Plan and can be used to pay administrative expenses of the Plan and to reduce contributions otherwise required of the employer. At December 31, 2010 and 2009, unallocated forfeited accounts totaled $384,593 and $354,840, respectively, and are recorded in the Plan’s investment in the Guaranteed Income Fund. The Company has elected to use the forfeitures to pay certain plan expenses. During the year ended December 31, 2010, Plan forfeitures totaling $5,800 were used to pay administrative fees. As of December 31, 2010, $64,300 of plan expenses were accrued and expected to be paid with forfeitures.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant account. A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. Each participant may have only one loan outstanding at any given time. The Plan’s loan feature allows participants and beneficiaries to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%, at the date of the loan. The annual interest rate charged on employee loans outstanding during the year ended December 31, 2010 ranged from 4.25% to 9.25%. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Repayment generally is made by payroll deduction. Participants pay certain administrative expenses associated with the loan, including document preparation and filing fees. If any scheduled loan repayments remain outstanding for greater than 90 days, the participant loan will be placed in default, at which time the participant can elect from certain remediation options, including distribution. If no remediation occurs, the loan is reported as a deemed distribution.

Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2010

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2010 and 2009 and changes in net assets available for Plan benefits as of December 31, 2010. Certain amounts recorded in the prior year financial statements have been reclassified to conform with current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options and combinations from which participants may choose, including the Company stock fund, mutual funds, pooled separate accounts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part. During 2010, the Company has elected to pay certain plan expenses with forfeitures.

Benefit Payments

Benefits are recorded when paid. At December 31, 2010 and 2009, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid.

Investment Valuation and Income Recognition

Plan investments are stated at estimated fair values. Participant loans are stated at cost plus accrued interest, which approximates their fair value. The MasTec, Inc. Stock is valued at its quoted price on the last business day of the Plan year. Estimated fair values of the pooled separate accounts and the fixed income fund have been determined based on the fair values of the funds. At December 31, 2010, Prudential Retirement and Annuity Company is the Trustee and custodian of the Plan. As described in Accounting Standard Codification (“ASC”) 946, Subtopic 210, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive, as defined in ASC 946, Subtopic 210.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2010

Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy individual investments that represent the Plan’s net assets as of December 31, 2010 and 2009 as follows:

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Investment Contract #768019 with Prudential:
Mutual funds
Growth (1)	$5,066,491	$—	$—	$5,066,491
Foreign blend (2)	2,234,659	—	—	2,234,659
Value (3)	1,550,431	—	—	1,550,431

Total mutual funds	$8,851,581	$—	$—	$8,851,581

Guaranteed Income Fund (4)	$—	$6,097,098	$—	$6,097,098

Pooled separate accounts
Value (3)	$2,673,542	$—	$—	$2,673,542
Fixed income (5)	—	1,784,543	—	1,784,543
Blend (6)	1,292,520	—	—	1,292,520
Balanced (7)	—	177,733	—	177,733

Total pooled separate accounts	$3,966,062	$1,962,276	$—	$5,928,338

MasTec, Inc. Stock (a)	$4,347,821	—	—	$4,347,821

Interest-bearing cash	$23	—	—	$23

Total investment assets at fair value	$17,165,487	$8,059,374	$—	$25,224,861

(a)	Includes nonparticipant-directed accounts
(1)	Diversified funds focused on investments in companies with earnings growth
(2)	Diversified fund invested primarily in common stock of issuers in Europe and the Pacific Basin with earnings growth
(3)	Diversified funds focused on appreciation of capital
(4)	Stable value fund designed to provide safety of principal and liquidity
(5)	Diversified fund invested in a portfolio of fixed income securities with a goal of preserving capital
(6)	Fund constructed to reflect the composition of the S&P 500 Index
(7)	Multi-asset class fund invested in domestic and foreign equities, as well as fixed income and non-traditional investments

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2010

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Investment Contract #768019 with Prudential:
Mutual funds
Growth (1)	$4,368,574	$—	$—	$4,368,574
Foreign blend (2)	2,062,780	—	—	2,062,780
Value (3)	1,181,021	—	—	1,181,021

Total mutual funds	$7,612,375	$—	$—	$7,612,375

Guaranteed Income Fund (4)	$—	$6,332,579	$—	$6,332,579

Pooled separate accounts
Value (3)	$2,409,438	$—	$—	$2,409,438
Fixed income (5)	—	1,491,709	—	1,491,709
Blend (6)	1,036,408	—	—	1,036,408

Total pooled separate accounts	$3,445,846	$1,491,709	$—	$4,937,555

MasTec, Inc. Stock (a)	$3,765,958	—	—	$3,765,958

Total investment assets at fair value	$14,824,179	$7,824,288	$—	$22,648,467

(a)	Includes nonparticipant-directed accounts
(1)	Diversified funds focused on investments in companies with earnings growth
(2)	Diversified fund invested primarily in common stock of issuers in Europe and the Pacific Basin with earnings growth
(3)	Diversified funds focused on appreciation of capital
(4)	Stable value fund designed to provide safety of principal and liquidity
(5)	Diversified fund invested in a portfolio of fixed income securities with a goal of preserving capital
(6)	Fund constructed to reflect the composition of the S&P 500 Index

Recently Adopted Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Company adopted this standard for the year ended December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010, and December 31, 2009. Interest income related to these notes has been reclassified to interest income on notes receivable from plan participants.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The adoption did not have any significant impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2010

NOTE C — NEW ACCOUNTING PRONOUNCEMENTS TO BE ADOPTED

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

NOTE D — INVESTMENTS

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are summarized below.

	December 31, 2010	December 31, 2009
Investment Contract #768019 with Prudential:
Guaranteed Income Fund	$6,097,098	$6,332,579
American Funds: Growth Fund of Amer R3	3,270,627	3,047,249
Large Cap Value / LSV Asset Management	2,673,542	2,409,438
American Funds: EuroPacific Gr R3	2,234,659	2,062,780
Core Plus Bond / PIMCO Fund	1,784,543	1,491,709
Dryden S&P 500(R) Index Fund	1,292,520	1,036,408

MasTec, Inc. Stock Fund (a)	4,347,821	3,765,958

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value for the year ended December 31, 2010 as follows:

Mutual Funds	$1,055,708
Pooled Separate Accounts	550,669
MasTec, Inc. Stock Fund (a)	664,011

$2,270,388

(a)	Includes nonparticipant-directed amounts

NOTE E — INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains a fully benefit-responsive investment contract with Prudential. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Prudential. As described in Note B, because the investment is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, which approximates fair value, as reported by Prudential, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions. The average yield and crediting interest rates on the contract were 2.90% for both 2010 and 2009. The minimum crediting rate under the contract is 1.50%. Interest crediting rates are reviewed on a semi annual basis for resetting. Certain events limit the ability of the investment contract to transact at contract value with the issuer of its investment contracts. Specifically, any event outside the normal operation of the investment contract which causes a withdrawal from an investment may result in a negative market value adjustment with respect to such withdrawals. Such events include, but are not limited to, the following: (1) partial or complete legal termination of the investment contract, (2) tax disqualification of the investment contract or participant, or (3) certain investment contract amendments if issuers’ consent is not obtained. As of December 31, 2010, the occurrence of an event outside the normal operation of the investment contract which would cause a withdrawal from an investment contract is not considered to be probable.

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2010

NOTE F — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2010	2009
MasTec, Inc. Stock	$3,041,603	$2,559,328

Changes in Net Assets	Year Ended December 31, 2010
Contributions	$467,974
Net appreciation in fair value of investments	462,956
Benefits paid to participants	(346,736)
Other	(101,919)

$482,275

NOTE G — INCOME TAX STATUS

On April 1, 2008, the Company adopted the Prudential Insurance Co. of America plan. This plan received a favorable opinion letter from the IRS on March 31, 2008, stating that the form of the plan is acceptable under Section 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

NOTE H — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include units of pooled separate accounts and a fixed income fund, managed by Prudential Retirement Insurance and Annuity Company, the custodian, as defined by the Plan, and therefore, such transactions are considered party-in-interest transactions. The Company is a related party and these transactions qualify as party-in-interest. In addition, there are $1,033,641 and $928,969 in outstanding participant loans as of December 31, 2010 and 2009, respectively.

NOTE I — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

NOTE J — SUBSEQUENT EVENTS

On January 1, 2011, the assets of the Wanzek Construction, Inc. (a wholly owned subsidiary of Mastec, Inc.) 401(k) Plan were transferred into the Plan. Also on January 1, 2011, the Company revised the employer match program to be funded 50% in cash and 50% in the Company’s common stock, credited annually to employees of record as of December 31 of the Plan year.

On June 1, 2011, the Company amended the eligibility provisions of the Plan to cover all eligible employees who have completed at least one month of service.

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4a-

DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

December 31, 2010

Participant Contributions Transferred Late to Plan (a)	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	ConDtributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$159,050	—	—	—	$159,050

(a)	Loan repayments are included

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	Investment Contract #768019 with Prudential Retirement and Annuity Company:
*	Guaranteed Income Fund	Fixed Income Fund	**	$6,097,098
	American Funds: Growth Fund of Amer R3	Mutual Fund	**	3,270,627
*	Large Cap Value / LSV Asset Management	Pooled Separate Account	**	2,673,542
	American Funds: EuroPacific Gr R3	Mutual Fund	**	2,234,659
*	Core Plus Bond / PIMCO Fund	Pooled Separate Account	**	1,784,543
*	Dryden S&P 500(R) Index Fund	Pooled Separate Account	**	1,292,520
	Allianz NFJ Small Cap Value A	Mutual Fund	**	1,173,565
*	Prudential Jennison Mid Cap Growth A	Mutual Fund	**	1,051,630
	Wells Fargo Adv Small Cap Growth A	Mutual Fund	**	744,234
	Columbia Mid Cap Value Z	Mutual Fund	**	376,866
*	Prudential IncomeFlex EasyPath Balanced	Pooled Separate Account	**	177,733
*	LN AP Fund	Interest-bearing cash	**	23

*	MasTec, Inc. Stock	Separate Account		4,347,821
*	Participants’ Loans	Interest rates range from 4.25% to 9.25% maturing at various dates through 2016, collateralized by vested participant balances	**	1,033,641

*	Represents a party-in-interest
**	Not applicable as the investment is participant-directed

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4j-

SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2010

(A) Indentified party involved	(B) Description of asset	(C) Purchase Price	(D) Selling Price	(G) Cost of Assets	(H) Current Value on Transaction Date	(I) Net Gain or (Loss)
Prudential Investments	Guaranteed Income Fund	Various	Various	$1,253,016	$1,253,016	$—
Prudential Investments	Alger Mid Cap Grow Inst I	Various	—	$260,910	$260,910	$—
Prudential Investments	Alger Mid Cap Grow Inst I	—	Various	$1,198,197	$1,207,221	$9,024
Prudential Investments	MasTec, Inc. Stock	Various	—	$583,900	$583,900	$—
Prudential Investments	MasTec, Inc. Stock	—	Various	$523,295	$666,047	$142,753

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan

/s/ Jose R. Mas
Chairman, Benefits Committee of MasTec, Inc.

Date: June 28, 2011	/s/ C. Robert Campbell
Chief Financial Officer of MasTec, Inc.